LERNOULT INVESTMENT FUND, INC.

                     Statement of Assets and Liabilities

                                June 30, 1998

                                 (Unaudited)

                  Assets
Investments, at value (@ cost $572,304,131)                 $     592,766,150
Dividends receivable                                                  729,817
Interest receivable                                                     1,284
Deferred Organizational Costs                                           7,206
Prepaid expenses                                                        4,386

   Total Assets                                                   593,508,843

               Liabilities
AMPS Dividends Payable                                              1,305,341
Cash                                                                       10
Accrued expenses                                                      227,540
Notes payable                                                         472,500
Accrued interest expense                                               12,731

   Total Liabilities                                                2,018,122

   Net Assets                                               $     591,490,721

Net assets are represented by:
Series A Auction Market Preferred Stock, $.01 par value
     at liquidation preference $100,000 per share, 1,000 shares
     authorized, issued and outstanding                            75,000,000
Series B Auction Market Preferred Stock, $.01 par value
     at liquidation preference $100,000 per share, 1,000 shares
     authorized, issued and outstanding                            75,000,000
Series C Auction Market Preferred Stock, $.01 par value
     at liquidation preference $100,000 per share, 1,000 shares
     authorized, issued and outstanding                           100,000,000
Common stock at par value, $.01 per share, 199,997,500 shares
     authorized, 32,172,007.45 shares issued and outstanding          321,720
Additional paid-in capital                                        320,706,982
Net unrealized appreciation of investments                         20,462,019

   Net Assets                                               $     591,490,721

   Net asset value per common shares outstanding            $           10.61


See accompanying notes to the financial statements.


                        LERNOULT INVESTMENT FUND, INC.

                           Statement of Operations

     For the period from March 24, 1998 (commencement of operatons) to

                                June 30, 1998

                                 (Unaudited)

Investment income:
       Dividend income                                      $       2,616,966
       Interest income                                                  5,970

         Total investment income                                    2,622,936

Expenses:
   Administration fees                                                 93,804
   Investment management fee                                           15,634
   Broker dealer fee                                                  163,153
   Rating agencies fees                                                18,699
   Legal fees                                                          13,030
   Interest expense                                                    12,731
   Independent auditors                                                10,098
   Insurance                                                            7,438
   Directors fees and expenses                                          4,314
   Auction agent fee                                                    6,390
   Amortization of Organizational Cost                                    794

        Total expenses                                                346,085

        Net investment income                                       2,276,851

Net realized and unrealized gains on investments:
   Net realized gain on investments:
        Proceeds from sales                 $            36
        Cost of securities sold                         (35)
                                                                            1
   Unrealized appreciation of investments:
        Beginning of period                               0
        End of period                            20,462,019
   Increase in net unrealized appreciation of investments          20,462,019

        Net increase in net assets resulting
           from operations                                  $      22,738,871


See accompanying notes to the financial statements.


                        LERNOULT INVESTMENT FUND, INC.

                      Statement of Changes in Net Assets

      For the period from March 24, 1998 (commencement of operatons) to

                                June 30, 1998

                                 (Unaudited)



                                                                  For the
                                                               period ended
                                                               June 30, 1998
                                                                (UNAUDITED)
From operations:
   Net investment income                                    $       2,276,851
   Net realized loss on investments                                         1
   Net change in unrealized appreciation
        on investments                                             20,462,019

Increase in net assets resulting from operations                   22,738,871

Dividends from net investment income:
   Auction market preferred stock                                  (2,276,851)
   Common stock                                                             0
                                                                   (2,276,851)

Distributions from net realized gains:
   Auction market preferred stock                                          (1)
   Common stock                                                             0
                                                                           (1)

Decrease in net assets resulting from distributions                (2,276,852)
   to stockholders

Increase (decrease) from capital share transactions:
   Issuance of auction market preferred stock                     250,000,000
   Issuance of common stock                                       321,720,074
   Distribution of capital to preferred stockholder                  (691,372)

                                                                  571,028,702

Total increase in net assets                                      591,490,721

Net assets:
   Beginning of period                                                      0

   End of period                                            $     591,490,721


See accompanying notes to the financial statements.

                LERNOULT INVESTMENT FUND, INC.

         Notes to the Financial Statements (continued)

                          (Unaudited)


1.   Organization and Significant Accounting Policies

The Lernoult Investment Fund, Inc. (the "Fund") is registered as a diversified, closed-end management investment company under the Investment Company Act of 1940, as amended. The Fund commenced investment operations on March 24, 1998.

The Fund's objective is long-term capital appreciation with income as a secondary objective. The Fund's investments consist primarily of common stocks of large and medium capitalization U.S. companies. The Fund's investment portfolio must conform to certain rating agency asset coverage tests so long as the Fund has preferred stock outstanding.

On the date of commencement, the Fund issued $250 million of Auction Market Preferred Stock ("AMPS") and received securities with an aggregate fair value of $571,720,074.50 from a collective trust fund for employee benefit plans in exchange for 32,172,007.45 shares of common stock and $250 million in cash.

The following is a summary of significant accounting policies consistently followed by the Fund in preparation of its financial statements.

Security Valuation

Investments in securities traded on a national securities exchange (or reported on the Nasdaq National Market) are valued at the last reported sales price on the primary exchange. Temporary investments are valued at amortized cost which approximates fair value.

Security Transactions

Security transactions are accounted for on a trade date plus one business day basis which does not differ materially from a trade date basis. The cost of securities sold is determined using the identified cost method. Dividend income is recorded on ex-dividend date and interest income is recorded on the accrual basis.

Federal Income Taxes

It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and distribute its taxable income to stockholders. Therefore, no provision for Federal income tax is required.

Distribution of Income and Gains

The Fund distributes substantially all of its taxable income in excess of the dividends paid to the preferred stockholders to the common stockholder. Dividends to the common
stockholder are declared and paid at least annually.   Net
capital gains, if any, are generally distributed annually.


1.   Organization and Significant Accounting Policies
(continued)

The character of income and gains to be distributed are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. Amounts distributed in excess of taxable income and net realized capital gains, if any, are considered a return of capital.

Use of Estimates

Estimates and assumptions are required to be made regarding assets, liabilities and changes in net assets resulting from operations when financial statements are prepared. Changes in the economic environment, financial markets and any other parameters used in determining these estimates could cause actual results to differ from these amounts.

Organization Costs

Organization costs have been deferred and are being amortized by the Fund on a straight-line basis over five years.

2.   Related Party Transactions

A collective trust fund for employee benefit plans is the sole common stockholder of the Fund. Certain officers and directors of the Fund are affiliated with the common stockholder. No fees or expenses were paid to the affiliated officers and directors.

Comerica Bank serves as both custodian and administrator for the Fund and receives a fee based on a percentage of net assets outstanding at the end of the fiscal year. An affiliate of Comerica Bank serves as investment advisor to the Fund. The annual investment management fee is 0.01% of average equity investments. The administration and management fees are calculated and accrued on a monthly basis and generally paid on a quarterly basis.

3.   Investment Transactions

The aggregate cost of securities purchased and the aggregate proceeds of securities sold excluding short-term securities, for the period March 24, 1998 (commencement of operation) to June 30, 1998 were $0 and $36, respectively.

As of June 30, 1998, the aggregate gross unrealized appreciation and depreciation of investments for Federal income tax purposes, were $37,318,421 and $16,856,402, respectively.

4.   Auction Market Preferred Stock

The Fund has outstanding at June 30, 1998, 750 shares of Series A and Series B and 1000 shares of Series C Auction Market Preferred Stock. The AMPS rates in effect on June 30, 1998 were 4.125%, 4.25% and 4.25% for Series A, Series B and Series C, respectively.

In March 1998, the Fund issued $250 million of AMPS.

Each series of AMPS is redeemable at the option of the Fund in whole, but not in part, at a price of $100,000 per share plus accumulated and unpaid dividends. Dividends are cumulative from the date of original issue and are paid every 49 days at a rate set through Dutch Auction. The Fund is subject to certain asset coverage tests, and the AMPS are subject to mandatory redemption if the tests are not met.

In addition, the AMPS are subject to mandatory redemption if the Fund ceases to qualify as a regulated investment company or if Merrill Lynch, Pierce, Fenner & Smith Incorporated ceases to be the broker dealer. The liquidation value under mandatory redemption of the AMPS is $100,000 per share plus accumulated and unpaid dividends.


5.   Notes Payable

As of June 30, 1998, the Fund had $472,500 of principal notes outstanding to investors. The notes are due on March 24, 2023, bear interest at a floating rate. The interest rate, which resets annually, is set at the one-year U.S. Treasury bill rate plus 3.50%. As of June 30, 1998, the Fund was paying interest at 10% per annum.


6.   Year 2000 (Unaudited)

Like other mutual funds, financial and business organizations and individuals around the world, the Fund could be adversely affected if the computer systems used by the advisor/administrator and other service providers do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Problem". The advisor/administrator is taking steps that it believes are reasonably designed to address the Year 2000 Problem with respect to computer systems that it uses and to obtain reasonable assurances that comparable steps are being taken by the Fund's other major service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact to the Fund.

                        LERNOULT INVESTMENT FUND, INC.

                            Financial Highlights

                                 (Unaudited)


                                                         For the
                                                       period ended
                                                      June 30, 1998 (1)

For a share of common stock outstanding
     throughout the period:
 Net asset value, beginning of period                         10.00
 Net investment income                                         0.07
 Net realized and unrealized gains
    on investments                                             0.63
      Total from investment operations                         0.70
Capital contribution                                           0.00
Less distributions from net investment income:
 Common stock equivalent of dividends
    paid to AMPS holders                                      (0.07)
 Dividends paid to common shareholders                         0.00
Less distributions from net realized gains:
 Common stock equivalent of dividends
    paid to AMPS holders                                       0.00
 Distribution paid to common shareholders                      0.00
Less distributions from paid-in capital:
 Common stock equivalent of dividends
    paid to AMPS holders                                      (0.02)
 Distribution of capital to common stockholder                 0.00
      Total distributions                                     (0.09)
Net asset value, end of period                               $10.61
Total investment return                                        7.00%(2)
Ratios/supplemental data:
 Net assets at end of period (000s)                         591,491
 Average net assets (000s)                                  580,671
Ratio of expenses to average net assets
     applicable to common stock (4)                            0.06%(3)
Ratio of net investment income to average net
     assets applicable to common stock (4)                     0.39%(3)
Portfolio turnover                                             0.00%
Average commissions paid on equity
     securities transactions (4)                            $0.0002
Asset coverage per AMPS share
 end of period                                              236,596
AMPS shares outstanding                                       2,500
Asset coverage for notes payable,
 end of period                                               125183%
Notes payable, end of period                               $472,500

 (1)For the period March 24, 1998 (commencement of operations) to June
    1998.
 (2)Total investment return for the period; not annualized.
 (3)Annualized.
 (4)Ratios are calculated on the basis of income and expenses applicable to both the common and preferred stock relative to the average net assets of the common stockholder. Ratios do not reflect the effect of dividend payments to AMPS holders.

See accompanying notes to financial statements.


                                     LERNOULT INVESTMENT FUND, INC.

                                        Portfolio of Investments

                                             June 30, 1998

                                               (Unaudited)
    No. of
    Shares                                             Market Value

COMMON STOCK

   BUILDING AND CONSTRUCTION                        1.41%

                   BUILDING MATERIALS

       8,800  GEORGIA PACIFIC CORP                            518,650.00
      69,100  HOME DEPOT                                    5,739,618.75

      15,600  MASCO CORP                                      943,800.00

                   INDUSTRIAL CHEMICALS

      16,800  PPG INDUS INC                                 1,168,650.00

                   TOTAL BUILDING AND CONSTRUCTION         $8,370,718.75


   CHEMICALS AND DRUGS                             15.68%

                   CHEMICALS

      21,400  DOW CHEMICAL CO                               2,069,112.50
     107,000  DUPONT DENEMOURS & CO                         7,984,875.00

       7,400  EASTMAN CHEMICAL                                460,650.00

                   DRUGS

     144,600  ABBOT LABS                                    5,910,525.00
       8,100  ALZA CORP CL A                                  350,325.00
     122,800  AMERICAN HOME PRODUCTS                        6,354,900.00

      94,000  BRISTOL MYERS SQUIBB CO                      10,804,125.00
     104,900  LILLY ELI & CO                                6,929,956.25
     113,300  MERCK & CO., INC                             15,153,875.00

     122,200  PFIZER INC                                   13,281,612.50
      48,000  PHARMACIA & UPJOHN INC                        2,214,000.00
      69,200  SCHERING PLOUGH                               6,340,450.00

      77,100  WARNER-LAMBERT                                5,348,812.50

                   COSMETICS

      12,500  AVON PRODUCTS INC                               968,750.00
      10,300  INTL FLAVORS & FRAGRANCES                       447,406.25

                   HEALTH PRODUCTS/CARE

      26,500  BAXTER INTL INC.                              1,426,031.25
     105,800  GILLETTE CO                                   5,997,537.50

      28,900  TENET HEALTHCARE CORP                           903,125.00

                         TOTAL CHEMICALS AND DRUGS        $92,946,068.75


   CONSUMER PRODUCTS                               13.60%

                   CONFECTIONS AND BEVERAGES

      46,300  ANHEUSER-BUSCH COS                            2,184,781.25
     233,800  COCA COLA CO                                 19,989,900.00

     143,400  PEPSICO INC                                   5,906,287.50

                   PACKAGED FOOD

      43,100  CAMPBELL SOUP CO                              2,289,687.50

      44,900  CONAGRA                                       1,422,768.75
      34,500  HEINZ H J CO                                  1,936,312.50

      38,800  KELLOGG CO                                    1,457,425.00
     229,200  PHILLIP MORRIS CO INC                         9,024,750.00
      13,100  QUAKER OATS CO                                  719,681.25

      44,700  SARA LEE CORP                                 2,500,406.25
       4,310  VLASIC FOODS INTL                                86,738.75

                   PAPER

      28,600  INTERNATIONAL PAPER CO                        1,229,800.00
      52,500  KIMBERLY CLARK CORP                           2,408,437.50

      18,900  WEYERHAEUSER CO                                 872,943.75

                   PRINTING AND PUBLISHING

      26,800  GANNETT CO., INC                              1,904,475.00
       9,400  MCGRAW-HILL COMPANIES INC                       766,687.50
      54,700  TIME WARNER INC                               4,673,431.25


                   OTHER CONSUMER PRODUCTS
      28,000  COLGATE PALMOLIVE CO                          2,464,000.00

      38,600  MINNESOTA MNG & MFR                           3,172,437.50
     126,900  PROCTER & GAMBLE CO                          11,555,831.25
      17,400  UST INC                                         469,800.00


                   PHOTOGRAPHY
      30,700  EASTMAN KODAK CO.                             2,243,018.75


                   APPAREL
      27,500  NIKE INC CL B                                 1,338,906.25


                           TOTAL CONSUMER PRODUCTS        $80,618,507.50


   DURABLE GOODS                                   20.21%

                   AEROSPACE-AIRCRAFT

      94,500  BOEING CO                                     4,211,156.25
      18,400  LOCKHEED MARTIN CORP                          1,948,100.00
      15,500  TEXTRON INC                                   1,111,156.25

      22,000  UNITED TECHNOLOGIES CORP                      2,035,000.00

                   AGRICULTURAL MACHINERY

      35,200  CATERPILLAR INC                               1,861,200.00
      23,600  DEERE & CO                                    1,247,850.00

                   AUTOMOBILE AND PARTS

      61,300  CHRYSLER CORP                                 3,455,787.50
     113,400  FORD MTR CO                                   6,690,600.00

      66,900  GENERAL MTRS CORP                             4,469,756.25
      16,900  GENUINE PARTS CO                                584,106.25
      16,100  TENNECO INC                                     612,806.25

      11,600  TRW INC                                         633,650.00

                   ELECTRICAL

      20,800  AMP INC                                         715,000.00
      41,900  EMERSON ELEC CO                               2,527,093.75
      12,000  HONEYWELL INC                                 1,002,750.00


                   ELECTRONICS
       7,300  EATON CORP                                      567,575.00

     309,300  GENERAL ELECTRIC CO                          28,146,300.00

      15,000  GENERAL MILLS INC                             1,025,625.00
     154,600  INTEL CORP                                   11,459,725.00

      56,400  MOTOROLA INC                                  2,964,525.00

                   INDUSTRIAL MACHINERY

      11,400  COOPER INDUS INC                                626,287.50

                   OFFICE EQUIPMENT AND SUPPLIES

      91,900  IBM COMMON                                   10,551,268.75
      27,400  PITNEY BOWES INC                              1,318,625.00
      30,800  XEROX CORP.                                   3,130,050.00


                   RUBBER
      14,800  GOODYEAR TIRE & RUBBER                          953,675.00


                   OTHER DURABLE GOODS
      53,300  ALLIED-SIGNAL INC                             2,365,187.50

      21,800  CORNING INCORPORATED                            757,550.00

                   COMPUTERS AND SOFTWARE

      28,300  AUTOMATIC DATA PROC                           2,062,362.50
     143,100  COMPAQ COMPUTER CORP                          4,060,462.50
      98,300  HEWLETT PACKARD CO                            5,885,712.50

      20,200  UNISYS CORP                                     570,650.00

                   TELECOMMUNICATIONS

     123,000  LUCENT TECHNOLOGIES INC                      10,232,062.50

                               TOTAL DURABLE GOODS       $119,783,656.25


   FINANCIAL                                       21.11%

                   BANKS

      61,000  BANC ONE CORP                                 3,404,562.50
      35,600  BANK NEW YORK INC                             2,160,475.00

      65,500  BANKAMERICA CORP                              5,661,656.25
      27,400  BANKBOSTON CORPORATION                        1,524,125.00
       9,300  BANKERS TR NY CORP                            1,079,381.25

      79,600  CHASE MANHATTAN CORP NEW                      6,009,800.00
      43,200  CITICORP                                      6,447,600.00
      27,500  FIRST CHICAGO NBD CORP                        2,437,187.50

      91,394  FIRST UNION CORP                              5,323,700.50
      25,800  FLEET FINANCIAL GROUP INC                     2,154,300.00
      18,100  HUNTINGTON BANCSHARES INC                       606,350.00

      41,500  KEYCORP                                       1,478,437.50
      47,400  MBNA CORP                                     1,564,200.00
      24,100  MELLON BANK CORP                              1,677,962.50

      16,800  MORGAN J P & CO                               1,967,700.00
      20,000  NATIONAL CITY CORP                            1,420,000.00
      88,900  NATIONSBANK CORP                              6,800,850.00

      71,400  NORWEST CORP                                  2,668,575.00
      19,900  SUNTRUST BANKS INC                            1,618,118.75
      69,600  U.S. BANCORP                                  2,992,800.00

      19,500  WACHOVIA CORP                                 1,647,750.00
      36,450  WASHINGTON MUTUAL INC                         1,583,296.88
       8,200  WELLS FARGO & CO                              3,025,800.00


                   FINANCE COMPANIES
      43,900  AMERICAN EXPRESS CO                           5,004,600.00

      29,720  ASSOCIATES FIRST CAPITAL                      2,284,725.00

      65,700  FED HOME LN MTG CORP                          3,092,006.25
     100,300  FEDERAL NATL MTGE ASSN                        6,093,225.00

      30,300  HOUSEHOLD INTL CORP                           1,507,425.00
      56,000  MORGAN ST DE WTR DISC                         5,117,000.00
      28,800  PNC FINANCIAL                                 1,549,800.00


                   FIRE AND CASUALTY INSURANCE
      16,100  CHUBB CORP                                    1,294,037.50

       7,400  GENERAL RE CORP                               1,875,900.00
      13,300  SAFECO CORP                                     604,318.75

                   INSURANCE

      40,500  ALLSTATE CORP.                                3,708,281.25
      66,300  AMERICAN INTL GROUP                           9,679,800.00

      15,900  AON CORP                                      1,116,975.00
      21,000  CIGNA CORP                                    1,449,000.00
      11,200  HARTFORD FINANCIAL SVCS                       1,281,000.00

      24,150  MARSH & MCLENNAN CO.                          1,459,565.63
      15,800  ST PAUL COS INC                                 664,587.50
     108,400  TRAVELERS INC.                                6,571,750.00


                   LIFE INSURANCE
      24,000  AMERICAN GENERAL CORP                         1,708,500.00

       9,700  LINCOLN NATL CORP IND                           886,337.50

                   BROKERAGE

      31,500  MERRILL LYNCH & CO                            2,905,875.00

                                   TOTAL FINANCIAL       $125,109,338.01


   METALS AND MINING                                0.23%

                   ALUMINUM

      16,300  ALUMINUM CO AMER                              1,074,781.25

                   OTHER METALS

      18,300  FREEPORT-MCMORAN COPPER-B                       277,931.25


                           TOTAL METALS AND MINING         $1,352,712.50

   OIL-ENERGY                                       7.13%


                   OIL & GAS PRODUCERS
      92,000  AMOCO CORP                                    3,829,500.00

      32,000  OCCIDENTAL PETROLEUM                            864,000.00
      27,300  USX-MARTHON GROUP COM NEW                       936,731.25

                   NATURAL RESOURCES

      30,200  WILLIAMS COS INC-DEL                          1,019,250.00

                   OIL - DOMESTIC

      24,900  PHILLIPS PETE CO                              1,199,868.75
      23,300  UNOCAL CORP                                     832,975.00


                   OIL - INTERNATIONAL
      30,300  ATLANTIC RICHFIELD CO                         2,367,187.50

      62,100  CHEVRON CORP                                  5,158,181.25
     233,100  EXXON CORP.                                  16,622,943.75
      74,100  MOBIL CORP                                    5,677,912.50

      51,800  TEXACO INC                                    3,091,812.50


                   MISCELLANEOUS

      21,800  FIRSTENERGY CORP                                670,350.00

                                  TOTAL OIL-ENERGY        $42,270,712.50


   RETAIL                                           3.78%

                   DEPARTMENT STORES

      41,400  DAYTON HUDSON CORP                            2,007,900.00
      46,100  K MART                                          887,425.00

      21,900  MAY DEPT STORES CO                            1,434,450.00
      23,600  PENNEY JC INC                                 1,706,575.00
      37,100  SEARS ROEBUCK & CO                            2,265,418.75


                   GROCERY
      23,200  ALBERTSON'S INC                               1,202,050.00


                   OTHER RETAIL
     212,300  WAL MART STORES INC                          12,897,225.00


                                      TOTAL RETAIL        $22,401,043.75


   UTILITIES                                       10.31%

                   ELECTRIC

      17,900  AMERICAN ELEC PWR INC                           812,212.50
      14,000  BALTIMORE GAS & ELEC                            434,875.00
      14,200  CAROLINA PWR & LT CO                            615,925.00

      20,100  CENTRAL & SOUTH WEST CORP                       540,187.50
      14,900  CINERGY CORP                                    521,500.00
      22,200  CONSOLIDATED EDISON INC                       1,022,587.50

      18,300  DOMINION RES INC-VA                             745,725.00
      13,700  DTE ENERGY CO                                   553,137.50
      34,000  DUKE POWER CO                                 2,014,500.00

      36,100  EDISON INTERNATIONAL                          1,067,206.25
      23,100  ENTERGY CORP NEW                                664,125.00
      17,200  FPL GROUP INC                                 1,083,600.00

      12,000  GPU INC                                         453,750.00
      26,700  HOUSTON INDS INC                                824,362.50
      13,700  NIAGARA MOHAWK PWR                              204,643.75

      14,000  NORTHERN STS PWR CO                             400,750.00
      15,700  P P & L RESOURCES INC                           356,193.75
      28,000  PACIFICORP                                      633,500.00

      21,000  PECO ENERGY CO                                  612,937.50
      41,400  PG&E CORP                                     1,306,687.50
      21,900  PUBLIC SVC ENTERPRISE GRP                       754,181.25

      65,200  SOUTHERN CO                                   1,805,225.00
      20,500  UNICOM CORPORATION                              718,781.25

                   GAS

       9,000  CONSOLIDATED NATL GAS                           529,875.00
      23,300  TEXAS UTILITIES CO                              969,862.50


                   TELEPHONE
     153,500  A T & T                                       8,768,687.50

      17,400  ALLTEL CORP                                     809,100.00
     103,500  AMERITECH CORP NEW                            4,644,562.50
     146,800  BELL ATLANTIC CORP                            6,697,750.00

      93,700  BELLSOUTH CORP                                6,289,612.50

      29,400  ENRON CORP                                    1,589,437.50
      15,500  FRONTIER CORP                                   488,250.00

      90,500  GTE CORP                                      5,034,062.50
      40,600  SPRINT CORP                                   2,862,300.00
      45,700  US WEST INC (NEW)                             2,147,900.00


                   WASTE DESPOSAL
      18,300  BROWNING FERRIS IND                             635,925.00

      43,000  WASTE MANAGEMENT INC                          1,505,000.00

                                   TOTAL UTILITIES        $61,118,918.75


   MISCELLANEOUS                                    6.45%

                   BROADCAST/COMMUNICATIONS

      67,200  CBS CORP                                      2,133,600.00
      63,800  DISNEY WALT CO                                6,702,987.50


                   BUSINESS SERVICES
      76,600  CENDANT CORP                                  1,599,025.00

      16,100  DUN & BRADSTREET                                581,612.50

                   FOOD SERVICE

      65,100  MCDONALDS CORP                                4,491,900.00

                   MED SERV & SUPPLIES

      15,500  HUMANA INC                                      483,406.25

                   TRANSPORTATION

      17,200  AMR CORP                                      1,431,900.00
      14,800  BURLINGTON NRTHN SANTA FE                     1,453,175.00
      20,600  CSX CORP                                        937,300.00

      35,600  NORFOLK SOUTHERN CORP                         1,061,325.00
      23,400  UNION PACIFIC CORP                            1,032,525.00

                   MISCELLANEOUS

     127,100  JOHNSON & JOHNSON                             9,373,625.00

                   TELECOMMUNICATIONS

     173,200  SBC COMMUNICATIONS INC                        6,928,000.00


                               TOTAL MISCELLANEOUS        $38,210,381.25


                                        TOTAL COMMON STOCK      $592,182,058.01

OTHER

                                                    0.10%

                   CASH EQUIVALENTS

     584,092  AIM SHORT TERM INV SER 2                        584,091.86

                                            TOTAL            $584,091.86


                                               TOTAL OTHER          $584,091.86


            TOTAL INVESTMENTS -                100.00%          $592,766,149.87
            (cost $572,304,131)


            See accompanying notes